ANADIGICS, INC.
                               35 Technology Drive
                            Warren, New Jersey 07059




                                November 22, 1999





Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

                       Re:      ANADIGICS, INC.
                                Registration Statement on Form S-3
                                (Registration No. 333-83889)

Ladies and Gentlemen:

     On behalf of ANADIGICS, INC. (the "Company") and pursuant to the Rule 477 promulgated under the Securities Act of 1933, we are making an application for the withdrawal of the Company's 462(b) filing on Form S-3 under the EDGAR heading POS 462(b) filed on October 27, 1999, relating to the Company's Registration Statement on Form S-3 (Registration No. 333-83889).

     The EDGAR heading POS 462(b) was incorrectly used for the 462(b) filing. The 462(b) filing was re-filed under the correct EDGAR heading S-3 MEF on October 27, 1999.

     Please contact the undersigned at (212) 701-3866 with any questions with respect to the foregoing.

                                                Very truly yours,

                                                /s/ So Young Lee
                                                --------------------------
                                                So Young Lee



cc:  Andrew Savadelis
     Stephen A. Greene